SembCorp Industries

Co Regn No: 199802418D

RECEIVED

2007 JUL 25 A 6:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

9 July 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Comm[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07025459

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

PROCESSED
JUL 26 2007
THOMSON FINANCIAL

Jlw 7/25

Encs

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

Co Regn No: 199802418D

PRESS RELEASE

SEMBCORP'S INDUSTRIAL PARK BUSINESS ENTERS NORTH VIETNAM WITH A THIRD VSIP PROJECT

July 9, 2007 - SembCorp Industries (SembCorp) announces that its wholly-owned subsidiary, SembCorp Parks Holdings (SembCorp Parks), has today entered into a joint venture agreement to develop an industrial township in Bac Ninh Province, North Vietnam. This marks SembCorp's entry into the growing North Vietnam market, as well as the third Vietnam Singapore Industrial Park (VSIP) project.

Under the agreement, the Vietnam Singapore Industrial Park and Township Development Joint Stock Company (VSIP JSC) will be incorporated to develop the upcoming industrial township. SembCorp Parks will hold an effective shareholding stake of 40.31% in VSIP JSC. The shareholders of VSIP JSC comprise Vietnam Singapore Industrial Park JV Co. with a 70% stake, SembCorp Parks with a directly-held 12% stake, Star Investment Joint Stock Company with a 10% stake and Investment & Industrial Development Corporation (Becamex IDC) with an 8% stake.

VSIP JSC will invest a total of US$103.7 million in the Bac Ninh industrial township, over a period of five years. US$10.3 million of this total investment in the industrial township will be funded through equity from VSIP JSC, while the rest will be funded through debt and internally generated funds.

The upcoming 700-hectare industrial township, Vietnam Singapore Industrial Park - Bac Ninh (VSIP-Bac Ninh), consists of 500 hectares of industrial area and 200 hectares for residential and commercial developments. Strategically located within Vietnam's Northern Economic Zone at the boundary of Hanoi and Bac Ninh Province, the industrial

About SembCorp Industries

SembCorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities & energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine & offshore engineering and also a provider of industrial park and environmental management services in the region.

SembCorp Industries has total assets of over S$7 billion and employs more than 7,500 employees. Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index and several MSCI indices.

About SembCorp Parks Holdings

SembCorp Parks Holdings is a wholly-owned subsidiary of SembCorp Industries. It owns, develops, markets and manages renowned industrial parks in Indonesia (Batam & Bintan), China (Wuxi) and Vietnam (Binh Duong). It is recognized as one of the leading integrated industrial space providers in Southeast Asia, given its ability to attract a pool of global customers due to its industrial park management and investment promotion expertise.

In 1996, SembCorp Parks established its first VSIP project with a 500 hectare plot in Binh Duong Province. In 2006, it invested in another 345 hectare plot to develop VSIP II in the Binh Duong New Township. Vietnam Singapore Industrial Park JV Co. was incorporated to manage the projects with 51% share held by a Singapore Consortium led by SembCorp Parks and the remaining 49% share held by a Vietnamese state-owned enterprise Becamex IDC. SembCorp Parks holds a 79.29% stake in the Singapore Consortium.

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